INSIDER TRADING POLICY

I. Objective

This Policy promotes compliance with applicable laws prohibiting insider trading – engaging in transactions involving publicly traded securities while in the possession of material nonpublic information – and passing along or “tipping” such information to others who may trade such securities.

II. Scope

This Policy applies to each of the following, referred to as Covered Persons:

•all directors, officers, and employees (including, in certain cases, former employees – see Section VIII below) of the Company; and

•each of the foregoing persons’ Related Parties. Related Parties means the (1) family members, including a spouse or partner, who reside with such person, anyone else who lives in such person’s household, and any family members who do not live in such person’s household but whose transactions involving securities are directed by the Covered Person or are subject to the Covered Person’s influence or control (such as parents or children who consult with the Covered Person before they trade in securities) and (2) trusts and other entities (such as corporations and partnerships) for which any of the foregoing persons (including the Covered Person) make investment decisions.

This Policy applies to transactions in the Company’s securities and the securities of other companies with whom the Company has a business relationship. For purposes of this Policy, the Company means ADM and each of its subsidiaries, and trading of or transactions in securities includes purchases, sales, pledges, hedges, loans, and gifts of securities, as well as other direct or indirect transfers of securities.

III. PENALTIES AND ENFORCEMENT

Violations of insider trading laws can result in severe criminal and civil sanctions. Among other things, under U.S. securities laws, individuals may be subject to severe criminal penalties, including imprisonment and significant fines. Securities laws also subject “controlling persons” to civil penalties for illegal insider trading by employees. Controlling persons include employers (e.g., the Company), and the term is being interpreted by the Securities and Exchange Commission (SEC) to include directors, officers, and supervisors. Controlling persons may be subject to significant fines.

Failure to comply with this Policy will also subject employees to disciplinary action, up to and including immediate termination for cause, whether or not your failure to comply with this Policy results in a violation of law.

You should be aware that the SEC and New York Stock Exchange routinely monitor unusual trading patterns that could indicate insider trading, including using sophisticated software to analyze trades timed around the announcement of important corporate events. There are no limits on the size of a transaction that will trigger insider trading liability, and numerous SEC lawsuits have focused on relatively small trades by “ordinary investors” such as family members of insiders. The SEC can subpoena telephone records, bank and brokerage statements, personal files, emails, and anything else that may help them to make a case – do not assume that you can avoid being detected for tipping if you do not personally benefit.

IV. PERSONAL RESPONSIBILITY

While the Company has taken steps to assist Covered Persons in complying with insider trading laws, including through this Policy, it is ultimately your responsibility to comply with applicable securities law. Compliance with this Policy is not an assurance that a violation of securities laws has not occurred.

Any action on behalf of the Company under this Policy or otherwise, including any preclearance of a transaction or approval of a 10b5-1 plan by the Legal Department, does not constitute legal advice, does not constitute confirmation that a Covered Person does not possess material nonpublic information, and does not insulate a Covered Person from liability under applicable securities laws.

Transactions by your Related Parties will be treated under this Policy and applicable securities laws as if they were for your own account. Accordingly, all restrictions in this Policy that apply to you will also apply to your Related Parties. You are personally responsible for your Related Parties’ compliance with this Policy.

You must notify the Legal Department immediately if you become aware of any violation or potential violation of this Policy, including any trading in securities or disclosure of material nonpublic information by any Company personnel whom you supervise or by any of your Related Parties, in each case which you have reason to believe may violate this Policy or applicable securities laws.

V. DEFINITION OF MATERIAL NONPUBLIC INFORMATION
Material nonpublic information means any material information about a company that has not yet been made publicly available. Information is material if a reasonable investor would consider it important in making an investment decision. Any information that could be expected to affect the Company’s (or another company’s) stock price, whether positive or negative, should be considered material.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all facts and circumstances. Furthermore, materiality is often evaluated by enforcement authorities, the public, and the media with the benefit of hindsight. While it is not possible to define all categories of material information, the following types of information are particularly sensitive and should be treated as material:

•revenue, earnings, or other operating or financial results (whether covering an entire fiscal period or only part of a period, and whether covering all or only a portion of the Company’s businesses);
•performance against or changes to financial forecasts or performance targets, including projections of future earnings or losses;
•mergers, acquisitions, dispositions, tender offers, and joint ventures;
•expansion or curtailment of Company operations;
•new products or developments regarding existing products (including quality issues);
•changes to customers or suppliers (including acquisition or loss of a contract);
•changes in directors or senior management;
•changes in auditors;

•events regarding the Company’s securities, such as dividends (including dividend rate or policy changes), stock splits, sales of securities, or repurchase plans;
•changes in debt ratings or analyst upgrades or downgrades;
•discovery of an error in the Company’s financial statements;
•potential or actual impairments;
•a cybersecurity breach;
•developments in significant litigation or government investigations; and
•bankruptcies or receiverships.

Generally, information is deemed to have been made publicly available (and is no longer “nonpublic” or “inside”) only after (1) it has been disclosed in a press release issued through a widely circulated news wire service or in documents filed with the SEC and (2) sufficient time has passed to allow the information to become widely available among investors – as a rule of thumb, at least one full trading day must pass after the information has been publicly disclosed. Until information is made public in such manner, it will still be considered nonpublic even if it is reflected in rumors or other unofficial statements in the press or marketplace and even if it is widely known within the Company. You should not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material nonpublic information.

When in doubt, you should err on the side of caution and assume that information is material and nonpublic. Any questions regarding whether something constitutes material nonpublic information should be directed to the Legal Department.

VI. TRADING RESTRICTIONS

A. Restrictions Applicable to all Covered Persons
1.Prohibition on Insider Trading. Except as specifically described below, no Covered Person may trade in securities of the Company or another company at any time when such person is aware of material nonpublic information about the company that issued the securities. This restriction covers insider trading in the Company’s securities and in the securities of other companies (such as current or prospective customers or suppliers of the Company, joint venture partners, and those with which the Company currently may be negotiating) if material nonpublic information about the other company is acquired in the course of employment with, or the performance of services on behalf of, the Company. This restriction applies regardless of whether a Covered Person is relying on or using the material nonpublic information in connection with a trade – awareness of the information is enough.

    This restriction on insider trading does not apply to the following (Permitted Activities):
•Stock option exercises under the Company’s stock option plans where the stock is held and not sold upon exercise of the options;

•Purchases of Company stock through regular payroll contributions to Company-sponsored plans such as the 401(k) plan and the employee stock purchase plan (ESPP)1;
•Preauthorized sales of stock to pay tax obligations upon the vesting of restricted shares or similar instruments pursuant to a Company-sponsored incentive compensation plan; and
•Transactions pursuant to a rule 10b5-1 plan approved under this Policy.

2.Prohibition on Tipping. No Covered Person may communicate material nonpublic information concerning the Company or make any recommendations or express any opinions while in possession of material nonpublic information as to trading in Company securities (or any other company or its securities to the extent such information is acquired in the course of employment with, or the performance of services on behalf of, the Company) to any other persons (including family members, friends, social acquaintances, investors, financial analysts, and consulting firms), unless such disclosure is made in accordance with the Company’s External Communications Policy. This prohibition applies regardless of whether the Covered Person receives any benefit from the use of that information by the other person.

3.Prohibition on Short Selling. Covered Persons may not engage in short selling of the Company’s securities. Short sales are transactions where you borrow stock, sell it, and then buy stock at a later date to replace the borrowed shares. Short sales generally evidence an expectation on the part of the seller that the securities will decline in value and may signal to the market that the seller lacks confidence in the Company’s prospects. The Company therefor believes it is not appropriate for Covered Persons to engage in such transactions. Purchases of the Company’s securities by Covered Persons should be made as long-term investments.

4.Prohibition on Hedging. Covered Persons may not engage in hedging of their ownership of Company securities or other speculative trading in Company securities, including writing or trading in options (other than options granted as part of the Company’s long-term incentive plans), warrants, puts and calls, prepaid variable forward contracts, equity swaps, collars, or exchange funds or entering into other transactions that are designed to hedge or offset decreases in the price of Company securities. Certain forms of hedging or speculative trading may offset a decrease, or limit the ability to profit from an increase, in the value of securities, enabling a person to continue to own the underlying securities without the full risks and rewards of ownership. The Company believes that such transactions separate the holder’s interests from those of other stockholders, which is not appropriate for Covered Persons.

5.Frequent Trading Discouraged. Covered Persons should avoid frequent trading in Company securities because frequent trading may give the appearance, in hindsight, that such sales were based on material nonpublic information.

1     However, the following decisions you make related to the 401(k) plan and ESPP are not Permitted Activities (i.e., you may not make these decisions (x) if you have material nonpublic information or, (y) if you are an Insider, during a quarterly blackout period): (a) whether to participate in the ESPP for any enrollment period or to sell any Company securities purchased pursuant to the ESPP; (b) whether to change the percentage of your periodic contributions under the 401(k) plan that will be allocated to the Company stock fund or to purchases under the ESPP; (c) whether to transfer an existing account balance to or from the Company stock fund in the 401(k); (d) whether to borrow money against your 401(k) plan account to the extent the loan requires the sale of any securities underlying your Company stock fund balance; and (e) whether to pre-pay a 401(k) plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

6.Restrictions on Pledging and Margin Accounts. Securities held in a margin account or pledged as collateral can be sold without the consent of the pledgor in certain circumstances. This means that a sale may occur when the pledgor is aware of material nonpublic information. Consequently, the Company’s directors and those officers and employees who have been notified by the Legal Department that they are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (Section 16), are prohibited from pledging Company securities as collateral, and any other Covered Person wishing to enter into such an arrangement should first consult with, and comply with the directions of, the Legal Department.

7.Restrictions on Standing Orders. Except pursuant to an approved 10b5-1 plan, all standing orders to buy or sell Company securities must have a duration of four market trading days or less from receipt of preclearance. A standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading.

8.Event-Specific Blackout Periods. From time to time, the Company may impose a special trading blackout on those who are aware of information that the Company determines may be considered material nonpublic information, such as a potential acquisition, a financial analyst conference, or an anticipated positive or negative earnings surprise. Whether to impose such a blackout will be determined by the Legal Department, in consultation with the Company’s Chief Executive Officer or Chief Financial Officer. If you are covered by such a blackout, you will be notified by the Legal Department when it begins and when it ends.

    During an event-specific blackout, you will not be permitted to engage in any transaction in Company securities or, if applicable, another company’s securities (other than the Permitted Activities described in Section VI.A.1 above) until notified that the blackout has ended. The existence of such a blackout will not be generally announced. Any person made aware of such a blackout should not disclose the existence of the blackout to anyone else.
B. Additional Restrictions on Insiders
We refer to Insiders as those persons who have regular access to interim financial statements and other material nonpublic information about the Company, including the Company’s directors and officers who have been notified by the Legal Department that they are subject to the requirements of Section 16 (Section 16 Insiders), and those other officers and employees who may be notified from time to time by the Legal Department that they are Insiders.

All Insiders (including their Related Parties) are subject to the following additional trading restrictions:
1.Pre-clearance. All transactions in securities of the Company by Insiders must be pre-cleared, in writing, by the Legal Department. This requirement does not apply to the Permitted Activities described in Section VI.A.1 above; however, if you are a Section 16 Insider, you must immediately report to the Legal Department all transactions, including gifts and Permitted Activities, made in Company securities by you or any of your Related Parties, regardless of whether the transaction requires preclearance.

All requests for preclearance must be made in advance of the proposed transaction. When a request for preclearance is made, the requestor should summarize the details of the proposed transaction and confirm in the request that he or she is not aware of any material nonpublic information concerning the Company.

The Legal Department may grant preclearance covering up to four market trading days from and including the date of preclearance and will inform the requestor of the duration of the preclearance period granted. The requestor may make the trade at any time during such preclearance period unless the requestor becomes aware of material nonpublic information concerning the Company before the trade is executed, in which case the preclearance will be void and the trade must not be completed. If preclearance to engage in a transaction is denied, the requestor should refrain from initiating the transaction and should not inform any other person of the denial. The Company reserves the right to deny preclearance of any proposed transaction, even if it would not violate a specific provision of this Policy or applicable securities laws.
2.Quarterly Blackout Periods and Trading Windows. Insiders are not permitted to engage in any transaction in Company securities (other than the Permitted Activities described in Section VI.A.1 above) during any quarterly blackout period. The Legal Department will determine and inform the Insiders of the commencement and ending dates of each quarterly blackout period, but generally, each quarterly blackout period will begin at 3:00 p.m. Central Time on the last market trading day prior to the 15th day of the third month of each quarter and end at the beginning of the second market trading day following the public release of the Company’s annual or quarterly results.

The time between blackout periods during which Insiders may engage in transactions in Company securities (subject to compliance with the other terms of this Policy, including preclearance requirements) is referred to as a trading window. Trading in Company securities during a trading window should not be considered a “safe harbor,” and all Insiders should always use good judgment to make sure that their trades are not effected while they are in possession of material nonpublic information concerning the Company.

3.Section 16. The Legal Department will provide an information memorandum to the Section 16 Insiders regarding their additional obligations and responsibilities under Section 16.

VII. RULE 10b5-1 PLANS

Covered Persons may engage in transactions in securities of the Company pursuant to written plans meeting the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934 (10b5-1 plans), regardless of whether the Covered Person has material nonpublic information about the Company at the time of the transaction and without preclearance by the Legal Department, so long as the 10b5-1 plan has been established in accordance with this Policy.

Directors and officers who have been designated as Section 16 Insiders should be aware that the Company will be require to include in its periodic reporting on Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q certain details of 10b5-1 plans entered into, modified, or terminated by Section 16 Insiders during the quarter, including the name and title of the director or officer; the date of adoption, modification, or termination of the plan; the duration of the plan; and the aggregate amount of securities to be bought or sold under the plan.

A. Adoption of 10b5-1 Plans
Adoption of a 10b5-1 plan will be subject to compliance with applicable provisions of Rule 10b5-1 and the following conditions:
•10b5-1 plans must be pre-approved, in writing, by the Legal Department. The Company reserves the right to disapprove any submitted 10b5-1 plan for any reason.
•The Covered Person must not be aware of material nonpublic information at the time the 10b5-1 plan is established, may only adopt the plan in good faith and not as a part of a plan or scheme to evade the prohibitions in Rule 10b5-1, and must certify to the foregoing.
•10b5-1 plans may not be established while the Covered Person is subject to a blackout period.
•10b5-1 plans must include appropriate trading instructions. You may either specify the price, number of shares, and date of trades ahead of time or provide a formula or other instructions by which your broker can determine the price, amount, and date of trades. Alternatively, you may simply authorize your broker to make purchase and sale decisions on your behalf without any control or influence by you.
•10b5-1 plans must include a “cooling off” period between the entry into the plan and the first possible transaction thereunder. For directors and officers who have been designated as Section 16 Insiders (as defined above), the cooling-off period must last until the later of: (i) 90 days after the 10b5-1 plan is adopted, or (ii) two business days following the disclosure of financial results in the Annual Report on Form 10-K, or Quarterly Report Form 10-Q, for the quarter in which the plan was adopted, and in no event more than 120 days after adoption of the plan. For all other Covered Persons, the cooling off period must last at least 30 days after the 10b5-1 plan is adopted.
•10b5-1 plans must include an expiration date that is at least six months but not more than 18 months from the effective date of the plan. Plans with terms of less than 6 months or more than 18 months will not be approved. Shorter-term plans may be viewed as an attempt to make advantageous short-term trades, and longer-term plans are likely to have to be amended or terminated, which defeats the ultimate purpose of 10b5-1 plans.
•10b5-1 plans must be consistent with the Company’s applicable minimum stock ownership guidelines.
•Each Covered Person is allowed to have only one 10b5-1 plan at a time.
•Each Covered Person is allowed to adopt only one “single trade” 10b5-1 plan per 12-month period.
•The Legal Department may require that the plan include additional provisions, including mechanisms to suspend transactions under the plan when required in connection with certain transactions and that the plan be publicly disclosed.
•The Company has the right at any time to impose additional requirements in connection with 10b5-1 plans to protect the Covered Person and the Company from potential liability.

B. Amendment or Early Termination of 10b5-1 Plans
Amendments and early terminations of 10b5-1 plans will be viewed in hindsight and could call into question whether the plans were entered into in good faith. Any amendment or early termination of a 10b5-1 plan will be subject to compliance with applicable provisions of Rule 10b5-1 and the following conditions:
•Any amendment or early termination of a 10b5-1 plan must be pre-cleared, in writing, by the Legal Department prior to implementation. Further, the Company may terminate or suspend your 10b5-1 plan at any time and for any reason.

•Scheduled transactions pursuant to a 10b5-1 plan will not be halted during the pendency of the request for preclearance of any such change.
•The Covered Person must not be aware of material nonpublic information at the time the 10b5-1 plan is amended or terminated, such amendment or termination must be made in good faith and not as a part of a plan or scheme to evade the prohibitions in Rule 10b-5, and the Covered Person must certify to the foregoing.
•10b5-1 plans may not be amended or terminated while the Covered Person is subject to a blackout period.
•If an amendment affects the amount, price, or timing of trades under the 10b5-1 plan, then that amendment is deemed to be a termination of the existing plan and an adoption of a new plan (in each case as of the date the amendment is entered into). Any trades under such amended plan would be subject to the applicable “cooling-off” period described above for adoption of a new plan, measured from the date the amendment is entered into.
•A Covered Person will be limited to one amendment of his or her 10b5-1 plan during its term.
•The Company has the right at any time to impose additional requirements in connection with the amendment or termination of a plan to protect the Covered Person and the Company from potential liability.

C. No Attempt to Influence Trading under 10b5-1 Plans

Rule 10b5-1 only provides an “affirmative defense” (which must be proven) if there is an insider trading lawsuit. It does not prevent anyone from bringing a lawsuit, nor does it prevent the media from writing about the sales. Therefore, it is important that the plan is made in good faith and in accordance with this Policy. In no event may you attempt to influence the execution of transactions, including the amount of securities traded, the price at which they are traded, or the timing of the trade, under a 10b5-1 plan after it commences.

D. Trading Outside 10b5-1 Plans

If you establish a 10b5-1 plan, any trading outside of the plan must still be done in compliance with this Policy. Accordingly, you may not buy or sell Company securities to use a hedging strategy to offset your plan trades while a plan is in effect. Any trading outside of your 10b5-1 plan will be subject to heightened scrutiny for potential hedging and, depending on the circumstances, it may be advisable not to engage in any trading outside the plan.

You should consult your own tax and legal advisers before establishing a 10b5-1 plan.

VIII. APPLICABILITY TO FORMER EMPLOYEES

If you are aware of material nonpublic information about the Company (or another company) when your employment with the Company ends, you may not trade in Company securities (or securities of such other company) or disclose the material nonpublic information to anyone else until that information is made public or is no longer material. If you are an Insider, upon termination of your service to the Company, you will no longer be required to engage in transactions in Company securities exclusively during a trading window, but all other aspects of this Policy (including mandatory preclearance) will continue to apply until the later of (1) the commencement of the trading window following the public release of earnings for the fiscal quarter in which your service to the Company terminates or (2) the material nonpublic information known to you is made public or is no longer material.

IX. CONFIDENTIALITY

All directors, officers, and employees of the Company have a duty to maintain the confidentiality of nonpublic information belonging or relating to the Company or its business partners. Nonpublic information should be treated as confidential and confined to Company personnel who must have such information to carry out their duties, on a “need to know” basis, and may only be disclosed publicly or to third parties (including in response to inquiries about the Company which may be made by the financial press, investment analysts, or others in the financial or investment community) in compliance with applicable Company policies, including the Company’s Regulation FD Policy and External Communications Policy.

X. EXCEPTIONS

In certain limited circumstances, a transaction otherwise prohibited by this Policy may be permitted if, prior to the transaction, the Legal Department determines that the transaction is not inconsistent with the purposes of this Policy and approves such transaction in writing prior to the transaction being completed. The existence of a personal financial emergency does not excuse you from compliance with this Policy and will not be the basis for an exception for a transaction if you are in possession of material nonpublic information about the Company. The Company reserves the right to amend or modify this Policy at any time.

XI. CONTACT INFORMATION

Any questions about this Policy, its applicability to a specific transaction, or the requirements of securities laws should be directed to the Legal Department. For contact information, if you are an ADM employee, please visit the Legal Department’s page on ADM Inside.

XII. POLICY OWNERSHIP AND REVISION HISTORY

Policy Owner: Legal Department

Version	Date Published
3.0	March 2023

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